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March 25, 2005



VIA EDGAR
---------

Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0408


         Re:      Greater Atlantic Financial Corp
                  Form 10-K for the period ended September 30, 2004 File No. 0-26467


Dear Mr. Walker:

         This is in reply to your letter of March 10, 2005, providing comments with respect to the subject filing. For your convenience in reviewing this matter, we have set forth the comment followed by our response.

Comment:
Item 9A-Controls and Procedures - page 40

    1. We note your disclosure that your principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer's conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

         Notwithstanding the statement that our disclosure controls and procedures were "adequate," based upon the evaluation of the principal executive and principal financial officers, each concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that such information is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. This will be more appropriately stated in future filings.

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Comment:
Summary of Significant Accounting Policies- Mortgage Loan Sales and Servicing-page 59

    2.   Supplementally tell us the following:

         o Your policy for initially determining the fair value of servicing rights retained.

Response:

         We recognize the rights to service mortgage loans as separate assets. The right to service loans for others is generally obtained through the sale of loans with servicing retained. The initial recognition of originated servicing rights is based upon an allocation of the total cost of the related loans between the loans and the servicing rights based on their relative estimated fair values. The estimated fair value of servicing rights is based upon quoted market prices of similar loans, which we sell servicing released.

Comment:

         o    How your policy is in compliance with paragraph 63b of SFAS 140.

Response:

         If applicable, at the time of sale the fair value is recorded separately from those assets as mentioned above.

Comment:

         o How the determination of fair value affects your gain or loss on sale calculation.

Response:

                  The estimated fair value of servicing rights is based upon quoted market prices of similar loans, which we sell servicing released. If interest rates or prices change gains are affected negatively or positively.


Comment:

         o    How you considered paragraph 63e of SFAS 140.

Response:

         We consider the provisions of 63e in SFAS 140 when servicing rights are recorded on our books but there were no transactions on our books to which 63e would apply at this time.


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Comment:

    3. We note your disclosure that there were no loans sold with servicing rights retained during the years ended September 30, 2004 and 2003. We also note your disclosure on page 65 that loans serviced for others totaled $16.9 million and $11.7 million as of September 30, 2004 and 2003, which indicates an increase in theses loans. Supplementally tell us how loans serviced for others increased when you did not sell and retain servicing rights on these loans.

Response:

         In order for the Bank to keep our relationships with good clients ongoing, and because our loans-to-one-borrower limit would restrict us in certain cases from originating a particular loan, we participate a portion or undivided interest in that loan with another lender. By servicing that loan, our relationship with the borrower continues in good standing. During the periods mentioned above the increase resulted from the origination of participation loans and selling that portion of the loan which exceeded our loans-to-one-borrower limit.

Comment:

    4. We note your disclosure that net premiums on loans that are sold with servicing retained are deferred and amortized over the estimated life of the loan using a method that approximates the level-yield method. Supplementally provide us with the following information.

Comment:

         o Whether net premiums represent the gain or loss you describe in the same paragraph. If not, tell us what they represent.

Response:

         Net premiums described in that paragraph are servicing rights and will be noted in future filings.

Comment:

         o How you determined that it was appropriate to defer and amortize net premiums on loans that are sold, including the accounting literature upon which you relied.

Response:

         Net premiums are our mortgage originated servicing rights. Impairment exists if the carrying value of servicing rights exceeds the estimated fair value. The estimated fair values of such servicing rights are obtained through independent third party valuations based upon an analysis of future cash flows, incorporating numerous assumptions. All assumptions are reviewed for reasonableness to ensure they reflect current and anticipated market conditions.


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Comment:

         o Quantify the net premiums deferred as of each income statement date.

Response:

         The quantification of the Bank's servicing rights amounts to $86,000 and $149,000 for the periods ended September 30, 2004 and 2003, respectively.

Comment:

         Note 2 - Investments - page 62

    5. Please provide a comprehensive analysis as of September 30, 2004 of the unrealized gains and losses in your available-for-sale investment portfolio. Explain how each security with an unrealized loss was evaluated against the criteria for recording other-than-temporary loss in Staff Accounting Bulletin 59 and how your reached the conclusion for each that no other-than-temporary loss should be recognized in the statement of income.

Response:

         The best information available for market values on our available-for-sale investment portfolio is obtained from various third party brokerage firms. These are debt securities that pay principal and interest monthly to maturity at such time all principal is repaid. The fluctuation in value of our investment securities portfolio was do to changes in market interest rates. The Bank has the ability and liquidity to hold these securities until maturity.



Very truly yours,

/s/ David E. Ritter

David E. Ritter
Senior Vice President and
Chief Financial Officer






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